EXHIBIT 2.1

Robert F.X. Sillerman

February 24, 2015

The Board of Directors

SFX Entertainment, Inc.
430 Park Ave., Sixth Floor
New York, NY 10022

Dear Sirs:

I am pleased to propose a potential transaction for your consideration pursuant to which I would be prepared to acquire all of the outstanding shares of common stock of SFX Entertainment, Inc. (the “Company”) not beneficially owned by me for $4.75 per share in cash.  At the same time, under the proposed transaction, stockholders of the Company who wish to retain their equity interest in the Company would have the option to do so and remain investors in the Company alongside me.

This transaction should be attractive to the Company and its stockholders.  Specifically, stockholders would have the opportunity to receive for their shares cash consideration representing an approximately 44% premium to the closing price of the Company’s common stock on February 23, 2015.  This transaction would allow stockholders to immediately realize an attractive value, in cash, for their investment and provide them with certainty of value for their shares, especially when viewed against the significant operational risks inherent in the Company’s businesses and market risks inherent in remaining a public company.  At the same time, this transaction would give stockholders who wish to remain investors in the Company the opportunity to do so.

This transaction would be subject to the approval of the Company’s Board of Directors and the negotiation and execution of mutually agreeable definitive transaction documents.  It is my expectation that the Board will establish a special committee of independent directors to consider my proposal and make a recommendation to the full Board.  I would not proceed with the proposed transaction unless it was approved by such a special committee.  In addition, the transaction would also be subject to a non-waivable condition requiring approval by holders of a majority of the shares of Company common stock not beneficially owned by me or my affiliates.  The transaction would not be subject to any financing condition.

As you are aware, I am the founder, Chairman and Chief Executive Officer of the Company and beneficially own approximately 40% of the outstanding shares of common stock of the Company.  Given my position and history with the Company, should the special committee decide to explore the proposed transaction, I would be prepared to move expeditiously towards the execution of definitive agreements.  To that end, I have retained the law firm Fried, Frank, Harris, Shriver & Jacobson LLP as my counsel in connection with the proposed transactions.

I am well aware of the Board’s fiduciary duties in the context of my proposal and understand that the Board or the special committee may decide to explore alternative transactions involving a sale of the Company.  If the Board or the special committee decides to explore alternative transactions, I am fully prepared to assist in those efforts.  Moreover, in my capacity as a stockholder of the Company, I would be prepared to support an alternative sale transaction that provides compelling value to the Company’s stockholders.

Please note that I will promptly file a beneficial ownership report on Schedule 13D disclosing the submission of this letter.  I believe it is appropriate, as well, to issue a press release regarding my proposal and I would be happy to coordinate with the Company regarding the press release.

Please note that this letter constitutes a preliminary indication of interest, and does not constitute any binding commitment with respect to a transaction and I reserve the right to withdraw or modify the proposal in any manner.  No legal obligation with respect to any transaction shall arise unless and until the execution of mutually acceptable definitive agreements.

I would expect to implement the transaction through one or more related vehicles, including Sillerman Investment Company III LLC.  I look forward to working with the Board and the special committee to complete a mutually acceptable transaction and I am available at your convenience to discuss any aspect of these proposals.

If you have any questions regarding the foregoing proposal, please do not hesitate to contact me.

Sincerely,

/s/Robert F.X. Sillerman
Robert F.X. Sillerman